SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 7, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP

CODE OF ETHICS AND CONDUCT

Presentation

Based on its own mission of “universalizing the sanitation utilities in the State of São Paulo, and offering quality services and products throughout the domestic and international markets,” Sabesp stands out as a socially responsible company and fulfills its role as an agent of sustainable development. Basing its economic performance on social and environmental responsibility, Sabesp fosters development and welfare for its employees, the communities where it operates, and the country as a whole.

The Social Responsibility initiative is a commitment of utmost importance to Sabesp. It serves to enhance its business practices and is in line with the Company's mission, which is based on ethical management and sustainability. Sabesp’s Code of Ethics and Conduct forms the Company's main referential guideline. For Sabesp, the Code of Ethics and Conduct, which has been built by means of an extensive participatory process, brings together principles and rules which have been established throughout the Company's history, and it directs the way in which the Company establishes its relationships with its diverse business contacts: management, employees, customers, suppliers, environment, community and society in general.

Thus, in order for Sabesp to consolidate and enlarge its existing reputation as a socially responsible company, the Code of Ethics and Conduct is vital.

Introduction

Ethics are the foundation on which human conduct is based, and they are an intrinsic part of the development process of civilization. Ethics influence the human decision-making process, leading to decisions which are inherently "good" and "correct" for humans in their lives and in their relationships with others and which are also in line with the common good.

Personal and corporate ethics are inseparable. The Company’s adoption of ethical principles and conduct reflect its organizational identity, and guides not only the decisions made and the measures taken, but also the decision-making process. Although each person has their own set of values, these must be compatible with those of the Company. Thus, the adoption of ethical principles and conduct is essential in order for the Company and its employees to act in an integrated and coherent form when doing business with different parties, and this communicating and working together will ensure a higher possibility of success.

Aims of the Sabesp Code of Ethics and Conduct

• To serve as a formal and institutional reference point for the personal and professional conduct of all Sabesp’s employees, regardless of their role or position in order to set a standard for internal and external relations.

• To encourage ethical behavior, based on fair and relevant values adopted by all.

• To reduce the subjectivity of personal interpretations of moral and ethical principles.

• To strengthen the image of Sabesp and its employees in the eyes of the public.

Sabesp Code of Ethics and Conduct

The Sabesp Code of Ethics and Conduct is made up of ethical principles and values that consolidate the Company's organizational values through statements that are designed to guide the decisions of all members throughout the organization.

The Conduct Code drives the behavior of the Company and its external relations, taking into account the relevant legislation and contributing to the resolution of conflicts of interests.

Sabesp Ethical Values

Sabesp is committed to establishing its corporate practices based on the following values:

Respect for society

Being responsible for offering high quality water and sewage collection and treatment at proper tariffs.

Respect for the environment

Being responsible towards both our own generation and future generations by seeking sustainable development and promoting environmental education and awareness.

Respect for the people

Promoting equal opportunities and a respect for diversity and professional development by building relationships of trust and fostering participation through communication and integration.

Integrity

By acting with justice, legality, coherence, transparency and honesty in all its actions, practices and decisions.

Competence

Being professional, prompt, efficient, and ensuring the quality of its systems, services and products by promoting the value of shared know how, proactivity, creativity, innovation, simplicity and flexibility in the search for solutions.

Citizenship

By acting with a civil conscience and responsibility in the promotion of public welfare.

Ethical Action Principles

1. To act to ensure a sustainable social, economic and environmental balance.

2. To care for public and private resources by using them in a legal, efficient and productive way.

3. To operate in a way that ensures a continuous improvement in the quality of the products and services offered and a commitment to results.

4. To act and make decisions based on justice and to promote balance and harmony and to conciliate the interests and goals of Sabesp with those of its customers.

5. To act in a constructive way by forging trust as a key principle in the relationship between the Company and its different business contacts.

6. To act with transparency, clarity and accuracy in professional relationships, in corporate governance practices and when communicating with the general public.

7. To stand for the introduction of people-management practices that respect differences and foster motivation, satisfaction and commitment.

8. To act in compliance with the current legislation.

9. To strengthen and improve the communities in which it directly operates and society in general.

Code of Conduct

This code, based on Sabesp's ethical principles, guides the personal and professional conduct of all employees, regardless of their position or function, and regulates their relationship with different sectors of the Company. It shows a commitment to professionalism and transparency in all of the Company’s actions.

Environment

1. Environmental Prevention and Precaution

The Company is committed to its principle of environmental prevention, when applicable, and seeks to improve the environment by tackling the problems at its source and does not promote practices that bring risks to the environment.

2. Environmental Education

Sabesp will promote Environmental Education to the wide range of people it deals with in business and to the general public.

3. Environmental Excellence

Sabesp seeks to meet and surpass legal compliance standards by creating and adding value to the business.

Client/Community/Society

4. Product Quality

Sabesp assumes its share of the responsibility for sanitation and environmental health by ensuring the high quality of its products and services.

5. Customer Service Quality

Sabesp will answer its customers’ requests and complaints promptly and with the requisite quality.

6. Impartial Customer Services

Sabesp respects the diversity of its customers, and commits to provide its services impartially, without any type of favoritism or discrimination.

7. Right to Information

Sabesp undertakes to disclose and inform its customers of its services, products and benefits, especially those which affect the customers directly.

8. Contact Channel

Sabesp will maintain open channels with the press and various segments of society, by making available the information necessary to clarify and fully disclose its actions, with due regard for confidentiality, and also considering the lawful interests of interested parties and public health.

9. Social Development

Sabesp and its representatives will perform their activities ethically and with transparency, taking into account the lawful interests of society and the public with which it has relations, by improving the community’s quality of life in a planned and sustained way.

Heads and Employees

10. Discrimination

Regardless of the hierarchical position, the management and all employees will perform their functions based on ethical behavior, with no distinction based on origin, race, sex, color, age or any other type of discrimination.

11. Favoritism

The management and all employees will perform their functions and activities ethically and with transparency, ensuring an environment which is free of any type of favoritism, and which will strive to fight against subornation, corruption or bribery.

12. Moral and Sexual Embarrassment

The Company’s management and all employees will perform their functions ethically and with transparency, and will ensure an environment free of any moral or sexual harassment.

13. Right to Information

The management and all employees undertake to disclose any information that may contribute to the standard of work, or any information of an institutional nature which is of interest to the employees.

14. Professional Development and Opportunity

The Company will offer all of its employees equal professional development opportunities, to appraise their work and contribute to their professional development process. This appraisal will be based on merit, performance and competence.

15. Occupational Safety and Health

The Company, together with the employees and suppliers, is responsible for the health and safety of those who work for the organization, through responsible actions which are compliant with the laws and internal regulations of the Occupational Health and Safety Administration.

16. Labor Relations

The Company will constantly seek to maintain a constant dialogue with the employees’ representative entities, to ensure the right to collective negotiations and freedom of association.

17. Use and Protection of Assets and Equipment

The Company’s assets, equipment and communication channels must be used in a way that supports the employees, and must not contradict internal policy or jeopardize the interests of the work force or the Company.

18. Discovery of Irregularities

In the interests of the general public, the management and all employees must immediately communicate to the proper authorities, and in line with the Company’s corporate procedure, any and all irregularities or illegal acts of which they become aware.

19. Compliance with Regulations

The management and all employees holding hierarchical positions must perform their functions while complying with the organization’s regulations and undertake to communicate these regulations to all other employees, ensuring that they too become aware of the regulations and perform their work properly.

20. Conflict of Interests

The Company will take measures to ensure that any external activities do not generate conflicts of interests for the Company.

21. Confidentiality of Information

The Company’s management and all employees will perform their functions and activities ethically and with transparency by ensuring the confidentiality of the Company’s strategic information for which they are responsible.

Suppliers

22. Productive Chain

Sabesp accepts co-responsibility for preventing and minimizing damage to the environment resulting from its productive chain, by screening the quality of its service suppliers and properly monitoring their services.

23. Compliance with Laws

Sabesp's service contracts clearly state that all suppliers must comply with current legislation, with special emphasis on environmental, child and forced labor legislation.

24. Favoritism

The management and all employees will establish an ethical and transparent relationship with the suppliers, and will ensure an environment free of any favoritism for themselves or for others.

25. Equality

The suppliers, regardless of being in equal or similar situations, must always receive the same treatment and opportunities. Any restriction must be grounded on solid technical-professional opinions.

26. Confidence

Sabesp’s relationship with its suppliers is based on confidence and mutual ethical behavior which is expressed through the compliance of the contracts entered into between the Company and the suppliers.

Miscellaneous

The new business paradigm, which is grounded on the idea of sustainable development, leads Sabesp into a new way of doing business: a way that takes into account not only economic feasibility, but also social justice and the preservation of the environment. This view contributes to increase the perception of Sabesp’s own raison d'étre. In addition to its commitment to universalize the public sanitation services, Sabesp undertakes to contribute to improving the environmental conditions and the quality of life of the communities in the cities in which it operates, to restore natural waterways, and invest in peoples' training so that they can learn how to use water consciously.

By undertaking to consolidate its commitment to social and corporate responsibility, Sabesp promotes a model of Social Responsibility, which counts on the effective participation of all of its employees for its development. The social responsibility policy, which is based on our Code of Ethics and Conduct, will offer subsidies and guidelines so that the ongoing actions are enhanced and new actions are put into place under the paradigm of ethical management and sustainability.

The Sabesp Ethics and Conduct Committee was created in order to ensure the updating, dissemination and application of this Code.

With this measure, the Company ensures an institutional and corporate guideline that addresses the geographical, cultural and social diversity of the Company, and enhances a feeling of trust and guarantees the transparency of its actions, while establishing a vision of cross-social responsibility with its value chain.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 7, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.